SMIC’s 2012 Technology Symposiums Kick Off in Shanghai

First of Three China Symposiums Highlights SMIC’s Quality, Service & Innovation

SHANGHAI, Sept. 14, 2012 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), mainland China’s largest and most advanced semiconductor foundry, kicked off its 12th technology symposium series in Shanghai today. Symposiums in Beijing and Shenzhen will take place in the coming weeks. The Shanghai symposium featured SMIC’s latest manufacturing offerings, technology developments, IP design, application platforms and extended services. More than 350 customers, design service providers, and SMIC technology partners from around the world were in attendance.

The theme of SMIC’s 2012 symposiums is “Reaching New Heights Together through Quality, Service & Innovation.” Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer, gave the opening address. He expressed strong confidence in China’s IC market, highlighting SMIC’s differentiated solutions that give customers an edge in emerging and specialty markets. Dr. Chiu also reiterated SMIC’s commitment to pushing onward with advanced technology, to bring added value and innovation to mature technology, and to provide service with quality and speed.

Dr. Shiuh-Wuu Lee, SMIC’s Senior Vice President of Technology Development, discussed the challenges currently facing the semiconductor industry, and explained SMIC’s development goals and innovative use of differentiated technology. He asserted that SMIC will aggressively close its advanced technology gap with other top foundries, while continuing to offer value-added solutions in line with market trends. Dr. Jyishyang Liu, Senior Vice President for Central Engineering & Services and Central Operations, shared success stories from SMIC’s initiatives to optimize product mix, shorten cycle times, and enhance yields. Dr. Kary Chien, Associate Vice President of Corporate Quality & Reliability, described SMIC’s robust system for ensuring product quality, emphasizing that timely information sharing between foundry and customers is crucial for a successful ramp-up.

Executives from SMIC’s partners were also represented in the lineup of speakers. In addition, the symposium featured an exhibition with more than 40 SMIC partners displaying their products and services, including libraries and IP, EDA tools, design services, packaging, testing, and others.

John Peng, Associate Vice President and General Manager of SMIC’s China Business Unit, delivered closing remarks thanking the attendees for their support and partnership, and expressing SMIC’s unwavering commitment to its customers and partners.

In addition to Shanghai, SMIC will hold symposiums on September 20th in Beijing and October 11th in Shenzhen. For details about the 2012 SMIC Technology Symposiums, please send email inquiries to symposium@smics.com or contact your SMIC account manager.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words.  These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:
English Contact
Mr. William Barratt
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com

Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com